mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850
203-831-2242

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549	June 1, 2010

Re:	mPhase Technologies, Inc.
Form 10K /A 2 and 3 for the year ended June 30, 2009
Forms 10Q/A 2 for the period ended September 30, 2009
And December 31, 2009
Filed April 22, 2010 and May 12, 2010
File No. 000-30202

This is in response and the follow up conversations with staff on May 12 and 13 regarding the above-reference filings.

Set forth below are our responses to each of the 5 items which the staff requested further clarification, and for some items discussed, the further revisions we concluded together with the staff during the follow up conversations and these should resolve and complete the review process of the Company’s periodic reports through March 31, 2010. The Company provides the following to supplement and revise its’ original response of May 12, and we illustrate supplementary the final proposed revisions to the Company’s Form 10K /A 3(4) for the year ended June 30, 2009, as marked, for the staff to review and confirm that a consensus has been agreed upon for the items 2, 3, 4, and 7.

In the case of the topics as discussed in item six, the Company understands that the staff will not object to the Company’s interim reporting of the Changes in derivative liabilities as reported in the Unaudited Consolidated Statements of Operations-Three months ended for September, 2008; Three and six months ended December 31, 2008; or the three and nine months ended March 31, 2009.

2. As discussed two items remain to be clarified regarding the discussion in critical accounting policies:

a. Supplementary please note that of the 13,104,168 shares issuable under the warrant agreements executed during the fiscal year ended June 30, 2008 which the Company reevaluated to be reclassified, the agreement for 500,000 shares issuable at a fixed price of $.05 under the warrant printed by the transfer agent on 1-14-2008 was found to not be subject to reclassification.

     This warrant was granted in connection with a “unit’ investment, together with 500,000 shares of common stock for total consideration of $.05 per unit, as part of a private placement investment that was made on October 31, 2007. As such this investment and its corresponding warrant pre-sequenced the initial convertible debenture agreement of 12-7-07. The Company reclassified the remaining contracts executed during the fiscal year ended June 30, 2008 for warrants to purchase 12,604,168 shares at fixed prices ranging from $.13 to $.15 per share to what it originally referred to as “contingent” liabilities.

Confidential exhibit 2.a. is a copy of the Company’s internal cash investment analysis indicating that the receipt of funds for this investment was recorded on October 31, 2007.

b. The references to:

1. … “approximately “13.5” million shares” discussed on page 37 of form 10k a 3 will be revised to “13.1” .

2. The description of “ “beneficial” conversion features” under the caption “DERIVATIVE FINANCIAL INSTRUMENTS” will be revised to delete the word “beneficial”. The word "contingent" has been removed in the phrase "contingent liabilities" contained in the sections entitled "Explanatory Note", "Critical Accounting Policies", "Other Equity" and "Restatements".

3. This is to advise you supplementary that the Company again reassessed the effectiveness of its internal accounting controls, including the circumstances which led to the restatements, and has now revised its conclusion to conclude that it controls were not effective as of June 30, 2009.

See revised reports on page…58 and 59…of draft.

4. The Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the period from inception (October 2, 1996) to June 30, 1997 and for each of the twelve years in the period ended June 30, 2009, as restated has been revised to delete the details for Changes in Fiscal 2007, on page 79, which were inadvertently duplicated, retaining the details for that year in sequential order on page 84 .

6. As discussed as reported in forms 10Q- a for September 30 , 2009, the Consolidated Statement of Operations for the three months ended September 30, 2008 recorded all of the decrease of the liability which had necessitated the restatements and was reported on the Consolidated Balance Sheet as of June 30, 2008, as restated. The Staff expressed concern that the liability, however immaterial in size, was subject to reclassification for at least the last two warrants through September, 2009.

In this case, the Company understands that the staff will not object to the Company’s interim reporting of the Changes in derivative liabilities as reported in the Unaudited Consolidated Statements of Operations-Three months ended for September, 2008; Three and six months ended December 31, 2008; or the three and nine months ended March 31, 2008.

The language has been revised to enunciate that the reversal occurred during the year to date period of fiscal 2008 in each interim report without stressing the quarter ended September; and we have expanded the sequencing discussion as agreed, and as marked, in the quarterly report for March the Company just filed, as well as in the draft of the amended 10k a and prospectively the supplementary proposed revisions to be included; with the proposed modifications highlighted in red for interim reports; on forms 10Q, for the fye 6-30-11, and going forward as appropriate:

The Company has expanded its disclosure to indicate the warrants were subject to re-evaluation as sequenced in footnotes “8. STOCKHOLDERS' EQUITY” in Form 10k/a-3; and “4. EQUITY TRANSACTIONS AND CONVERTIBLE DEBT” .. under the caption “OTHER EQUITY”.

7. Noted and revised as follows:

c. In the Index of Exhibits 10.54 and 10.56 has eliminated the “**” legend for these items in the index.

ADDITIONAL ITEMS

a.	The Company now concentrates is research in the battery sector and the Company wants to change its industry code to reflect same.

b.

The Company is aware of its responsibility to determine the appropriate accounting classification and interpretations; and with respect to the warrant reclassified, the Company inquired and was advised it was staffs interpretation that these warrants were not those describe in asr268.

The Company acknowledges that:

a.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	The Company may not assert staff comments as a defense in any proceeding. initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions or comments concerning the enclosed contact myself or Edward Suozzo at 917-324-0354.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel